09042091

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
AUG 24 2009
Washington, DC
121

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/28/08 (MM/DD/YY) AND ENDING 06/26/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWS Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas, Texas 75270
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Leventhal 214/859-1026
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1717 Main Street, Suite 1500, Dallas, TX 75201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

n.a 9/2

AB 10/30

OATH OR AFFIRMATION

I, James H. Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWS Financial Services, Inc., as of June 26, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

VILMA I. GALVAN
Notary Public, State of Texas
My Commission Expires
February 17, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Report of Independent Registered Public Accounting Firm

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

Board of Directors and Stockholder
SWS Financial Services, Inc.

We have audited the accompanying statement of financial condition of SWS Financial Services, Inc., (the "Company", a Texas corporation and a wholly owned subsidiary of SWS Group, Inc.) as of June 26, 2009, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SWS Financial Services, Inc. as of June 26, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
August 19, 2009

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Financial Condition
June 26, 2009

Assets		
Cash	$	6,000
Receivable from affiliate		19,187
Clearing deposit with affiliate		300,000
Fixed assets, net of accumulated depreciation of $572,346		271,276
Securities owned, at market value		876,812
Other assets		115,028
Total assets	$	1,588,303
Liabilities and Stockholder's Equity		
Other liabilities		87,241
Total liabilities		87,241
Common stock without par value. Authorized 1,000,000 shares, issued and outstanding 10,000 shares, $1,000 stated value		1,000
Additional paid-in capital		250,000
Retained earnings		1,250,062
Total stockholder's equity		1,501,062
Total liabilities and stockholder's equity	$	1,588,303

The accompanying notes are an integral part of this financial statement.

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Operations
Year Ended June 26, 2009

Revenues:	
Commissions	$ 22,310,630
Insurance revenue	4,403,152
Investment banking, advisory and administrative fees	1,276,116
Interest	118,732
Net losses from principal transactions	(62,738)
Other	772,458
	28,818,350
Expenses:	
Commissions and other employee compensation	24,723,604
Legal	386,939
Floor brokerage and clearing organization charges	978,852
Occupancy, equipment and computer service costs	1,128,449
Advertising and promotional	78,266
Communications	199,174
Other	443,000
	27,938,284
Income before income tax expense	880,066
Income tax expense	370,218
Net income	$ 509,848

The accompanying notes are an integral part of this financial statement.

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement Of Stockholder's Equity
Year Ended June 26, 2009

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at June 27, 2008	10,000	$ 1,000	$ 250,000	$ 1,440,214	$ 1,691,214
Net Income	-	-	-	509,848	509,848
Dividend paid to Parent	-	-	-	(700,000)	(700,000)
Balance at June 26, 2009	10,000	$ 1,000	$ 250,000	$ 1,250,062	$ 1,501,062

The accompanying notes are an integral part of this financial statement.

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Statement of Cash Flows
Year Ended June 26, 2009

Cash flows from operating activities:		
Net income	$	509,848
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		135,098
Deferred income tax benefit		(8,263)
Loss on disposal of fixed assets		7,574
Changes in operating assets and liabilities:		
Receivable from/payable to affiliate		175,986
Securities owned		56,334
Taxes payable		(68,192)
Other assets		(67,056)
Other liabilities		16,528
Net cash provided by operating activities		757,857
Cash flow from investing activities:		
Purchase of fixed assets		(57,857)
Net cash used in investing activities		(57,857)
Cash flow from financing activities:		
Payment of cash dividend to Parent		(700,000)
Net cash used in financing activities		(700,000)
Net change in cash		-
Cash at beginning of year		6,000
Cash at end of year	$	6,000
Supplemental cash flow disclosures		
Cash paid for interest	$	-
Cash paid for taxes	$	-
Supplemental schedule of non-cash investing activities:		
Transfer of property from affiliate	$	9,000

The accompanying notes are an integral part of this financial statement.

1. Organization

General

SWS Financial Services, Inc. ("Company") is a wholly owned subsidiary of SWS Group, Inc. ("Parent"). The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934 ("Act").

The annual financial statements are prepared as of the close of business on the last Friday of June. Accordingly, the fiscal year for 2009 ended on June 26, 2009.

The Company contracts with individual licensed registered representatives who conduct their securities business through the Company. These contract-registered representatives are responsible for their own direct expenses. All customer transactions are cleared through an affiliate broker/dealer, Southwest Securities, Inc. ("SWS"), on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this rule. SWS also provides all accounting, administrative services, management services and office facilities to the Company in accordance with an expense sharing agreement. Based on a clearing agreement between SWS and the Company, the Company pays a clearing fee to SWS for handling all trades for the Company. Additionally, SWS collects all revenues and pays all expenses on behalf of the Company. The net effects of these transactions are recorded in receivable from affiliate on the statement of financial condition. The amount of clearing fees paid to SWS for the Company's trades for the fiscal year ended June 26, 2009 was $978,852.

The Company received commission income from an affiliate of $4,403,152 for the fiscal year ended June 26, 2009.

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors since no such liabilities existed as of or during the fiscal year ended June 26, 2009.

2. Summary of Significant Accounting Policies

Cash Flow Reporting

For purposes of the statement of cash flows, the Company considers cash to include cash on hand and in bank accounts. The Federal Deposit Insurance Corporation ("FDIC") insures accounts up to $250,000. At June 26, 2009, the cash balances did not exceed the federally insured limit.

Securities Transactions

Marketable securities are valued at market value based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations and is included in net losses from principal transactions in the statement of operations.

Securities Owned
At June 26, 2009, securities owned consisted of NASDAQ common stock of $186,120 and money market investments of $690,692.

Fair Value of Financial Instruments
Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

The Company adopted FASB Statement of Financial Accounting Standards ("SFAS") No. 157, "*Fair Value Measurement*," effective June 28, 2008, with the exception of non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), which was delayed by FASB Staff Position No. FAS 157-2 and will be effective beginning June 27, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In October 2008, the Company adopted FASB Staff Position No. FAS 157-3, "*Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*." This staff position clarifies the application of SFAS No. 157 in an inactive market. This statement did not reinterpret or change SFAS No. 157's existing principles but is intended to enhance comparability and consistency. In March 2009, the Company early adopted FASB Staff Position No. FAS 157-4, "*Determining Fair Value When the Volume and Level of Activity of the Asset or Liability Have Significantly Increased and Identifying Transactions That Are Not Orderly*." Both of these staff positions were used in our evaluation of fair value under SFAS No. 157. These staff positions provide additional guidance for estimating fair values in accordance with SFAS No. 157, in an inactive market or where price inputs being used represent a distressed market. These staff positions also reaffirmed the objective of SFAS No. 157, which is to reflect an exit price for an asset in an orderly transaction (as opposed to a distressed or forced transaction) between market participants at the measurement date and under current market conditions. There was no effect on the financial statements due to the adoption of these staff positions.

Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard describes three levels of inputs that may be used to measure fair value:

- Level 1 — Quoted prices in an active market for identical assets or liabilities. Assets and liabilities utilizing Level 1 inputs include certain inventories held in our securities owned portfolio. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company currently does not have any assets or liabilities utilizing Level 2 inputs.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. The Company does not have any assets or liabilities categorized as Level 3.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities Owned Portfolio. Securities classified as Level 1 securities primarily consist of financial instruments whose value is based on quoted market prices such as corporate equity securities and money market instruments.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Federal Income Taxes
The Company files a consolidated Federal income tax return with its Parent. For purposes of these financial statements, current income taxes are computed as if the Company filed a separate income tax return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement 109*" ("FIN 48") with respect to all income tax positions accounted for under FASB Statement 109, "*Accounting for Income Taxes*." The interpretation addresses the recognition, measurement, accrual of interest and penalties, balance sheet classification and disclosure of any uncertain tax positions.

Fixed Assets
Fixed assets are comprised of furniture, equipment ($719,889) and leasehold improvements ($123,733) which are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets (3 to 14 years). Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at

the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the larger of $250,000 or 1/15 of aggregate indebtedness. At June 26, 2009, the Company had net capital of $1,042,355 which was $792,355 in excess of its minimum net capital requirement at that date. At June 26, 2009, the Company had aggregate indebtedness of $87,241. Aggregate indebtedness as a percentage of net capital was 8% at June 26, 2009.

Proprietary accounts held at SWS, as the Company's clearing broker, are considered allowable assets in the computation of net capital pursuant to agreements between the Company and SWS which requires, among other things, for SWS to perform a computation for PAIB assets similar to the customer reserve requirement computation set forth in Rule 15c3-3.

4. Fair Value of Financial Instruments

The following table summarizes by level within the fair value hierarchy "Securities owned, at market value" as of June 26, 2009.

	Level 1	Level 2	Level 3	Total
Securities owned, at market value				
Corporate equity securities	$ 186,120	$ -	$ -	$ 186,120
Money market instruments	690,692	-	-	690,692
	$ 876,812	$ -	$ -	$ 876,812

5. Income Taxes

Income tax expense for the fiscal year ended June 26, 2009, (effective rate of 42.07%) differs from the amount that would otherwise have been calculated by applying the U.S. Federal corporate tax rate (35%) to income before income taxes and is comprised of the following:

Income tax expense at the statutory rate	$ 308,023
State income tax expense, net of federal benefit	59,426
Other, net	2,769
	$ 370,218

Income taxes as set forth in the statement of operations consist of the following components:

Federal		
Current	$	287,057
Deferred		(8,263)
		278,794
State		
Current		91,424
		91,424
Total income taxes	$	370,218

The tax effect of temporary differences for depreciation at rates different for tax than financial reporting gave rise to a significant portion of the deferred tax asset. The deferred tax asset, which is included in other assets, was $1,150 at June 26, 2009.

As a result of the Company's history of taxable income and the nature of the items from which deferred tax assets are derived, management believes that it is more likely than not that the Company will realize the benefit of the deferred tax assets.

There are no amounts of current taxes payable to the Parent on the balance sheet at June 26, 2009.

6. Financial Instruments with Off-Balance-Sheet Risk

The Company clears all of its securities transactions through SWS on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with SWS. SWS can rehypothecate the securities held. Additionally, pursuant to the terms of the agreement between the Company and SWS, SWS has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations.

At June 26, 2009, the Company is not aware of any losses for which it will be charged by SWS. At June 26, 2009, the Company has recorded no liabilities with regard to the right.

7. Commitments and Contingencies

In the general course of its brokerage business, the Company has been named as a defendant in various lawsuits and arbitration proceedings. These claims allege violation of Federal and state securities laws. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations.

8. Subsequent Events

Management has reviewed events occurring through August 19, 2009, the date the financial statements were issued and no subsequent events have occurred requiring disclosure.

SWS Financial Services, Inc.
(A Wholly Owned Subsidiary of SWS Group, Inc.)
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
June 26, 2009

Total stockholder's equity from the statement of financial condition		$ 1,501,062
Deductions and/or charges - nonallowable assets		
Receivable from affiliate	(19,187)	
Fixed assets	(271,276)	
Receivable from registered representatives and prepaids	(115,028)	(405,491)
Net capital before haircuts		1,095,571
Haircuts on securities positions		(53,216)
Net capital		1,042,355
Net capital requirement (larger of 1/15 of aggregate indebtedness or $250,000)		250,000
Excess net capital		$ 792,355
Aggregate indebtedness		$ 87,241
Ratio of aggregate indebtedness to net capital		8%

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of June 26, 2009 filed by the Company with the Financial Industry Regulatory Authority on July 15, 2009.

SWS Financial Services, Inc.

(A Wholly Owned Subsidiary of SWS Group, Inc.)

Schedule II – Computation of Determination of Reserve Requirements under Rule 15c3-1 of the Securities Exchange Act of 1934

June 26, 2009

The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.

Grant Thornton

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

Board of Directors and Stockholder
SWS Financial Services, Inc.

In planning and performing our audit of the financial statements of SWS Financial Services Inc. (the "Company", a Texas corporation and a wholly owned subsidiary of SWS Group, Inc.), as of and for the year ended June 26, 2009, in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing, our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the U.S. Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control ("control deficiency") exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. Control deficiencies may individually, or in combination, give rise to a significant deficiency or a material weakness.

A significant deficiency is a control deficiency, or a combination of control deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 27, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
August 19, 2009

Grant Thornton

© Grant Thornton LLP
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SWS Financial Services, Inc.

(A Wholly Owned Subsidiary of SWS Group, Inc.)

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
For the Year Ended June 26, 2009
With Report of Independent Registered Public Accounting Firm